SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                  RYANAIR ANNOUNCES 27th EUROPEAN BASE IN EDINBURGH

                   2 AIRCRAFT ($140M), 19 ROUTES & 1,200 JOBS



Ryanair, Europe's largest low fares airline today (Thursday, 28th February 2008) announced its 27th European and second Scottish base in Edinburgh. From September, Ryanair will base two new Boeing 737-800 aircraft (worth $140m) which will serve 19 routes to/from Edinburgh. These new routes will deliver 1.2m passengers p.a. who will generate an annual visitor spend of over GBP100m and sustain 1,200 jobs in Edinburgh and East Scotland.

+-------------+-----------+-----------+---+-------------+-----------+-----------
|             |           |           |   |             |           |
| Destination | Starts    | Frequency |  | Destination | Starts    | Frequency |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Alicante    | Mar 08    | 4 x week  |  | Lodz        | Sep 08    | 2 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Berlin      | Sep 08    | 4 x week  |  | Malaga      | Sep 08    | 4 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Billund     | Sep 08    | 3 x week  |  | Marseille   | Apr 08    | 2 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Bournemouth | Sep 08    | 13 x week |  | Palma       | Sep 08    | 3 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Bremen      | Apr 08    | 2 x week  |  | Pisa        | Apr 08    | 3 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Bratislava  | Sep 08    | 4 x week  |  | Poznan      | Sep 08    | 3 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Dublin      | Operating | 3 x day   |  | Shannon     | Operating | 4 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Dusseldorf  | Jun 08    | 2 x week  |  | Stockholm   | Sep 08    | 4 x week  |
+-------------+-----------+-----------+--+-------------+-----------+-----------+
| Frankfurt   | Apr 08    | 3 x week  |  | Wroclaw     | Sep 08    | 2 x week  |
+-------------+-----------+-----------+--+------+------+-----------+-----------+
| Krakow      | Sep 08    | 3 x week  |  |      |      |                       |
+-------------+-----------+-----------+--+------+------+-----------------------+

Announcing this new Edinburgh base, Ryanair's Director of Scheduled Revenue, Sean Coyle said:

        "Edinburgh Airport has competed successfully against airports across Europe for Ryanair's 27th base. Our 19 routes will deliver significant economic benefits for Edinburgh by capitalising on Scotland's huge tourism potential and making it cheaper and easier than ever before to get here.

        "Ryanair already connects Scotland to more international destinations than any other airline and we look forward to delivering savings of over GBP20m for Edinburgh's passengers compared to the high fares charged by Easyjet and BA.

        "To celebrate the launch of our new Edinburgh base, we are releasing seats on all of our new routes for GBP10 including taxes and charges, while our existing routes to Dublin and Shannon will be available for just 1p all in. We advise passengers to snap up these bargain flights today on www.ryanair.com, as this offer must end midnight Monday".

        Ends.                                 Thursday, 28th February 2008


For information:

Peter Sherrard - Ryanair  Pauline McAlester / Robert Marshall -
                                              Murray Consultants
Tel: 00 353 1 812 1228    Tel: 00 353 1 498 0300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28th February, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director